Exhibit 99.1
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following unaudited pro forma combined financial information has been prepared in a format consistent with Article 11 of Regulation S-X using the assumptions set forth in the notes to the unaudited pro forma combined financial information. The pro forma combined financial information is presented on a “Pro Forma” basis to give effect to, where applicable, the acquisition of Research Products Corporation (“AprilAire”) on May 6, 2025 (the “AprilAire Acquisition”) as if such transaction had occurred on January 1, 2025 and all other items required to be presented in a format consistent with Article 11 under Regulation S-X as if such transactions had occurred on January 1, 2025.
The unaudited Pro Forma Adjusted combined statement of income for the three months ended March 31, 2025 presents the financial position and results of operations after giving effect to the AprilAire Acquisition, as described under “Basis of Presentation” in the Company’s prospectus (the “Prospectus”) filed on April 17, 2026 pursuant to Rule 424(b)(4) under the Securities Act.
The following unaudited pro forma combined financial information is derived from the historical consolidated financial statements of the Madison Industries IAQ Solutions Corporation (the “Company”) and AprilAire.
The unaudited pro forma combined financial information includes Transaction Accounting Adjustments, which reflect the application of the accounting required by United States generally accepted accounting principles (“GAAP”), to present the effects of the AprilAire Acquisition to the Company’s historical consolidated financial statements. The unaudited pro forma combined financial information does not include any Autonomous Entity Adjustments as the Company does not expect the costs associated with operating on a standalone basis to increase materially from the allocated costs reflected in the historical consolidated financial statements.
The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the AprilAire Acquisition had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of the filing of Madison Air Solutions Corporation’s Quarterly Report on Form 10-Q for the three months ended March 31, 2026 (the “Form 10-Q”) and are subject to change as additional information becomes available.
The unaudited pro forma combined financial information does not reflect any expected cost savings, operating synergies, or revenue enhancements that the Company may achieve as a result of the AprilAire Acquisition or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.
The unaudited pro forma combined financial information should be read in conjunction with:
•the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within the Form 10-Q.
•the accompanying notes to the unaudited pro forma combined financial information;
•the unaudited condensed consolidated financial statements of the Company and related notes as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025 included within the Form 10-Q; and
•the unaudited condensed consolidated financial statements of AprilAire and related notes as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 included within the Prospectus.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the three months ended March 31, 2025
(in millions, except share and per share data)

	Three months ended March 31, 2025	Period ended March 31, 2025			Three months ended March 31, 2025
	Madison Industries IAQ Solutions Corporation Historical	AprilAire Historical	AprilAire Transaction Accounting Adjustments	Note 3	Madison Industries IAQ Solutions Corporation Historical on Pro Forma
Net sales	$690.4	$130.5	$—		$820.9
Cost of goods sold(1)	436.0	70.5	—		506.5
Selling, general and administrative expenses	105.6	30.4	(0.9)	(AA)	135.1
			1.2	(AA)	1.2
Intangible amortization	25.2	0.8	(0.8)	(BB)	25.2
			15.4	(BB)	15.4
Restructuring expenses	0.1	—	1.9	(CC)	2.0
Other operating expenses	0.8	1.9	44.6	(DD)	47.3

Operating income	122.7	26.9	(61.4)		88.2
Interest and financing expenses	65.8	(0.6)	33.8	(EE)	99.0
Other (income) expense	(3.0)	(0.2)	—		(3.2)
Income (loss) from continuing operations before income taxes	59.9	27.7	(95.2)		(7.6)
Income tax expense (benefit)	14.7	6.5	(22.1)	(FF)	(0.9)
Income (loss) from continuing operations	45.2	21.2	(73.1)		(6.7)
Income (loss) from discontinued operations, net of taxes	1.0	—	—		1.0
Net Income (loss)	46.2	21.2	(73.1)		(5.7)
Less: Net income attributable to noncontrolling interests	8.5	—	—		8.5
Net income (loss) attributable to common shareholders	$37.7	$21.2	$(73.1)		$(14.2)

Earnings (loss) from continuing operations per share, basic and diluted					$(15,200)
Weighted average shares outstanding, basic and diluted					1,000
(1)Exclusive of intangible amortization shown separately
See the accompanying notes to the unaudited pro forma combined financial information

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Note 1. Basis of Presentation & Description of the AprilAire Acquisition
The unaudited pro forma combined financial information was prepared in a format consistent with Article 11 of Regulation S‑X and presents the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the AprilAire Acquisition and related adjustments set forth in the notes to the unaudited pro forma combined financial information.
AprilAire Acquisition. On May 6, 2025, the Company acquired 100% of the equity interests of AprilAire for the consideration outlined in the table below. The AprilAire Acquisition was primarily funded with proceeds from the issuance of the incremental term loan facility, which closed concurrently with the acquisition (“Incremental Term Loan Facility”).

Cash paid	$2,293.5
Rollover equity	217.3
Deferred payments, net	74.2
Purchase price	$2,585.0
The AprilAire Acquisition includes a deferred consideration arrangement that requires additional consideration of $90.0 million to be paid by the Company to the sellers of AprilAire of which $5.7 million represents a liability assumed at acquisition. The present value of deferred consideration at acquisition was $74.2 million. Amounts are payable 2 years after the acquisition date.
The unaudited pro forma combined financial information related to the AprilAire Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with GAAP. The Company has been determined to be the acquirer for accounting purposes, and thus accounts for the AprilAire Acquisition as a business combination in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The valuations of the assets acquired and liabilities assumed, and therefore the purchase price allocations, have been finalized.
The unaudited pro forma combined statement of income for the three months ended March 31, 2025 gives pro forma effect to the AprilAire Acquisition as if it had occurred on January 1, 2025.
The accounting policies followed in preparing the unaudited pro forma combined financial information are those used by the Company as set forth in the audited historical consolidated financial statements. The unaudited pro forma combined financial information reflects any material adjustments known at this time to conform AprilAire’s historical consolidated financial information to the Company’s significant accounting policies based on the Company’s initial review and understanding of AprilAire’s summary of significant accounting policies from the date of the acquisition. Additionally, the Company has included certain reclassification adjustments for consistency in the financial statement presentation. See Note 2 for more information.
The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.
Note 2. AprilAire Reclassification Adjustments
During the preparation of the unaudited pro forma combined financial information, the Company performed an analysis of AprilAire’s financial information to identify differences in financial statement presentation. Certain reclassification adjustments have been made to conform AprilAire’s historical financial statement presentation to the Company’s financial statement presentation.
AprilAire’s historical statement of income includes results from January 1, 2025 to March 31, 2025. The results are derived from the unaudited condensed financial statements and related notes of AprilAire as of and for the three months ended March 31, 2025, included in the Prospectus.
A summary of reclassification adjustments made to conform AprilAire’s historical statement of income for the three months ended March 31, 2025 to the financial statement presentation of that of the Company’s is presented below.

Presentation in AprilAire’s Historical Statement of Income	Presentation in Unaudited Pro Forma Combined Statement of Income	Three months ended March 31, 2025
Selling, general, and administrative expenses	Intangible amortization	$0.8
Selling, general, and administrative expenses	Other operating expenses	1.9
Other (income) expense	Interest and financing expenses	(0.8)

Note 3. Adjustments to the Unaudited Pro Forma Adjusted Combined Statement of Income
The following adjustments have been reflected in the unaudited pro forma combined statement of income:
AA.    Reflects (i) the elimination of $0.9 million of historical compensation expense related to AprilAire’s deferred compensation phantom stock plan, equity-based long-term incentive plans, transaction-specific bonuses, and (ii) $1.2 million pre-acquisition compensation expense based on awards granted under the Company’s Equity Appreciation Rights Plan (the “EAR Plan”) to employees of AprilAire shortly following the acquisition.
BB.    Reflects (i) the elimination of $0.8 million of historical AprilAire intangible amortization expense incurred prior to the AprilAire Acquisition and (ii) the recognition of $15.4 million of intangible amortization expense related to acquired AprilAire intangible assets. We note that the impact of the revaluation of property, plant, and equipment and assessment of useful lives as a result of the AprilAire Acquisition has an immaterial impact on the depreciation expense recorded in the Pro Forma combined statement of income. The intangible assets (excluding goodwill) were comprised of the following:

Asset Type	Fair Value	Useful life
Development technology	$120.5	15.0
Customer relationships	1,076.0	20.0
CC.    Reflects $1.9 million for severance costs incurred in connection with the AprilAire Acquisition.
DD.    Reflects $44.6 million related to seller transaction costs incurred in connection with the AprilAire Acquisition that were incurred subsequent to March 31, 2025 to give effect to the AprilAire Acquisition as if it had occurred as of January 1, 2025.
EE.    Reflects the incremental interest expense of $33.8 million, including amortization of deferred financing costs and original issue discount of $1.3 million, related to the 89-day period between January 1, 2025 and March 31, 2025 that the Company would have incurred had it acquired AprilAire and closed on the corresponding Incremental Term Loan facility of $1,750 million on January 1, 2025. Incremental interest expense is based on a 7.50% interest rate, consisting of a 4.25% six month Secured Overnight Financing Rate (“SOFR”) election as of January 1, 2025 plus 3.25% applicable margin per the Credit Agreement. The six month SOFR election aligns with the current election. A one-eighth percent change in the assumed interest rate associated with the Incremental Term Loan facility during the 125-day period between January 1, 2025 and March 31, 2025 would result in additional annual interest expense (if the interest rate increases) or a reduction (if the interest rate decreases) to annual interest expense of approximately $0.5 million.
FF.    Reflects the tax impact of all unaudited pro forma adjustments for the three months ended March 31, 2025, calculated using the statutory tax rate of 23.2%.
Note 4. Pro forma Adjusted Earnings per Share
Pro Forma basic earnings (loss) from continuing operations per share for the three months ended March 31, 2025 is computed by dividing Pro Forma net income (loss) from continuing operations attributable to Madison Industries IAQ Solutions Corporation by the weighted average number of shares outstanding for the period as if the transaction had occurred on January 1, 2025 and excludes the effects of any potentially dilutive securities. Pro Forma diluted earnings (loss) from continuing operations per share is computed by adjusting the Pro Forma net income (loss) from continuing operations attributable to Madison Industries IAQ Solutions Corporation and the weighted-average shares outstanding to give effect to potentially dilutive securities.
The following table sets forth a reconciliation of the numerators and denominators used to compute Pro Forma basic and diluted (loss) earnings per share:

(in millions, except share and per share information)	Three months ended March 31, 2025
Pro forma adjusted earnings (loss) from continuing operations per share, basic and diluted
Numerator:
Pro forma adjusted net income (loss) from continuing operations	$(6.7)
Less: Pro forma adjusted net income (loss) from continuing operations attributable to noncontrolling interests	8.5
Pro forma adjusted net income (loss) from continuing operations attributable to Madison Industries IAQ Solutions Corporation	(15.2)
Denominator:
Pro forma adjusted weighted average shares of common stock	1,000
Pro forma adjusted earnings (loss) from continuing operations per share, basic and diluted	$(15,200)
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